

November 24, 2010

Paul F. Clemens
Executive Vice President and
Chief Financial Officer
First Midwest Bancorp, Inc.
One Pierce Place
Suite 1500
Itasca, Illinois 60143

Re: First Midwest Bancorp, Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed on March 1, 2010
Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010
Form 10-Q for the quarter ended September 30, 2010
File No. 000-10967

Dear Mr. Clemens:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 8-K filed on August 16, 2010

1. We note from your attached exhibit 99.2 'Investor Presentation for Acquisition of Palos Bank and Trust Company' that a value appreciation instrument was issued to the FDIC in connection with this transaction. Please disclose in future filings the following:

- A description of the value appreciation instrument including the key contractual terms like settlement date and/or expiration date;

- How you considered the contractual terms of the instrument when determining the value on the issue date and your accounting for the instrument; and

- The value recorded at issuance and settlement price, if applicable.

Form 10-Q for the Quarter Ended September 30, 2010

Part 1. Financial Information (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3. Securities, page 10

2. We note your disclosure on page 10 that there are significant unrealized losses totaling $36.27 million related to your trust-preferred collateralized debt obligations portfolio with an amortized cost of $49.70 at September 30, 2010. We have the following comments:

(a) Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of September 30, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied on to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust-preferred collateralized debt obligations on page 13 and your response to prior comment 12 of our letter dated July 7, 2010. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected as of September 30, 2010:

- Deferrals and defaults:
  a. Please tell us in detail how you develop your estimate of future deferrals and defaults.
  b. Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future

       deferrals and defaults and tell us whether you had different estimates of
       deferrals and defaults for each security owned.

  c. Tell us and disclose in future filings if you treat actual deferrals the same as
      defaults.

  d. Tell us and disclose in future filings your recover rate assumption and how
      you determine it. Specify if you have different recovery rates for actual
      defaults as compared to actual or estimated future deferrals and if you have
      different recovery rates for each security.

- Prepayment rate:

  a. Based on the terms of your security, explain to us how prepayments can occur
      (e.g. call dates, auction dates, etc).

  b. Tell us and disclose in future filings your prepayment assumption and how
      you determine it.

  c. If your prepayment assumption changed during the year, tell us why and detail
      the key information on which you rely to support your change.

  d. Tell us how your credit loss is affected by increasing the prepayment
      assumption and explain why the change is reasonable.

  e. If you used 0% as your assumption at September 30, 2010, please explain to
      us why you believe this is reasonable.

  f. If you used 0% as your assumption at September 30, 2010, please provide us a
      sensitivity analysis of the change in credit loss at September 30, 2010 if you
      used a 1% prepayment assumption.

3.   We note your response to prior comment 12 of our letter dated July 7, 2010 and your
disclosure on page 13 that the expected deferrals and defaults as a percentage of the
remaining performing collateral and the assumption on recoveries for both deferrals and
defaults were not disclosed. We note you have recorded life-to-date impairment of
$35.50 million of which $4.66 million was recorded in the nine months ended September
30, 2010 on your trust-preferred collateralized debt obligations portfolio. In addition, we
note ASC 320-10-50-8A requires the disclosure of significant inputs used to measure the
amount of impairment related to credit loss. Also, ASC 320-10-50-6 requires the
disclosure of the evidence considered by the Company in reaching their conclusion that
an investment is not other-than-temporarily impaired during the period. Further the
requirements in ASC 820-10-50-2(e) state that the inputs used in determining the fair
values of each class of assets or liabilities must be disclosed. Based on the requirements
of the above referenced guidance, please revise future filings to disclose the expected
deferrals and defaults as a percentage of the remaining performing collateral along with
disclosure about assumption on recoveries for both deferrals and defaults for each of your
trust-preferred collateralized debt obligation securities.

Note 4. Loans, page 14

4.   We note your response to prior comment 11 in our letter dated July 7, 2010 and your footnote disclosure to the loan portfolio table on page 14 that the FDIC indemnification asset is included in the 'Covered loans' line item. Please revise future filings beginning with your 2010 Form 10-K to present the FDIC indemnification asset as a separate line item outside of 'Net loans' line item in the consolidated balance sheet and throughout your disclosures in the filing (e.g., the loan portfolio table on page 14 and Table 10 on page 46). In addition, please revise your asset quality ratios (e.g., non-performing loans to total loans and net loans charged-off to average loans, annualized) in future filings for the removal of the FDIC indemnification asset from covered loans and total loans.

Note 6. Covered Assets, page 16

5.   We note your response to prior comment six in our letter dated July 7, 2010 and your disclosure on page 16 for the acquired loans in the three FDIC-assisted transactions completed in 2009 and 2010. Please revise future filings to disclose the amount of loans at the acquisition date of each transaction that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both the loans that met the criteria and those analogized to the guidance.

6.   We note your disclosure on page 16 that your FDIC indemnification asset increased by 31% from $67.95 million at December 31, 2009 to $88.72 million at September 30, 2010. In addition, we note from your allowance rollforward disclosure on page 52 that you expected additional credit losses and related FDIC reimbursements on covered loans of $11.96 million during the nine months ended September 30, 2010. Please revise future filings to include a rollforward of the FDIC indemnification asset to reflect the changes in the asset during the period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Credit Losses, page 51

7.   We note your response to prior comment five in our letter dated July 7, 2010 and that the change in your historic loss factor evaluation period from three years to two years increased your allowance for loan losses at December 31, 2009 by $20 million. In addition, we were unable to locate the disclosures about the impact in your comparison of the quarter ended September 30, 2010 to September 30, 2009. Please confirm that you will include the following disclosures in your 2010 Form 10-K:

- A description of the change to your allowance for loan losses methodology and the period this change occurred; and

- The financial statement impact of this change on your allowance and provision for loan losses.

Construction Portfolio, page 50

8.   We note that your construction and land loans still make up the largest portion of your non-performing loans at December 31, 2009 and September 30, 2010. Given the credit risk and the large portion of non-performing loans in this loan portfolio, please provide in future filings a detail discussion of your five largest construction and land non-performing loans, which includes the following:

- the type of loan (residential, commercial, commercial land, etc.);
- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became non-accrual;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

9.   We note your disclosure on page 51 that the decline in the construction and land portfolio
        was due to the reclassification of completed construction projects into other loan
        categories. Please tell us and revise future filings to disclose the following:

- The amount of construction and land loans reclassified during the period and the
  other loan categories they were reclassified into;

- The amount of related charge-offs, if any, that were recorded as a result of the
  reclassifications; and

- If the underwriting policies and procedures for these reclassified loans were
  different from your standard policies and procedures. If so, please provide a
  discussion of the underwriting policies and procedures for the reclassified loans.

You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have
any questions.

Sincerely,

Amit Pande
Accounting Branch Chief